Exhibit 12

Saks Incorporated and Subsidiaries

Ratio of Earnings to Fixed Charges

Ratio of Earnings to Fixed Charges	39 Weeks Ended November 1, 2003	52 Weeks Ended February 1, 2003	52 Weeks Ended February 2, 2002	53 Weeks Ended February 3, 2001	52 Weeks Ended January 29, 2000	52 Weeks Ended January 30, 1999
EARNINGS:
Pre-tax income from continuing operations and before cumulative effect of accounting change	(15,899)	109,985	523	115,599	302,198	23,797
Fixed charges	135,196	194,828	202,773	228,106	216,410	175,869
Capitalized interest	(1,937)	(2,897)	(4,757)	(12,507)	(14,832)	(4,243)

Total Earnings	117,360	301,916	198,539	331,198	503,776	195,423

FIXED CHARGES:
Interest expense	82,926	124,052	131,039	149,995	138,968	110,971
Capitalized interest	1,937	2,897	4,757	12,507	14,832	4,243
Portion of rental expense	50,333	67,879	66,977	65,604	62,610	60,655
Total Fixed Charges	135,196	194,828	202,773	228,106	216,410	175,869

Ratio of Earnings to Fixed Charges	0.9	1.5	1.0	1.5	2.3	1.1